FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

QSound Labs, Inc.

(Translation of Registrant’s Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

QSOUND LABS, INC.

FORM 6-K

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could contribute to differences include, but are not limited to, determination by Nasdaq that the Company has not regained compliance with Nasdaq listing requirements, ability of the Company to maintain Nasdaq listing requirements, ongoing revenues from the acquisition of the Ripp3D graphics engine, successful distribution of QSound-enabled products by licensees, loss of relationships with companies that do business with QSound, ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in the Company’s periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of the Company’s management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Purpose of this Report

On April 11, 2008 the Company received from The Nasdaq Stock Market a letter indicating that the Company was not in compliance with the stockholders’ equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Capital Market as set forth in Nasdaq Marketplace Rules 4310 (c)(3)(A), 4310 (c)(3)(B) and 4310 (c)(3)(C).  The subject rules require compliance with at least one of the above requirements in order to maintain listing with Nasdaq.  The Company submitted a specific plan to achieve compliance, which did not close within the time frame anticipated.   On July 15, 2008 the Company received a Nasdaq Staff Determination indicating that, as the Company had failed to comply with the stockholders’ equity, net income and market value of publicly held shares requirements for continued listing as set forth in Nasdaq Marketplace Rules 4310 (c)(3)(A), 4310 (c)(3)(B) and 4310 (c)(3)(C), its securities were subject to delisting from The Nasdaq Capital Market.  The Company has appealed the Staff Determination  to the Listing Qualifications Hearing Department and the hearing before the Nasdaq Hearings Panel is scheduled to take place on August 28, 2008.  The delisting action referenced in the Staff Determination has been stayed pending a final written decision by the Nasdaq Hearings Panel.

Description of Transactions for Compliance with Nasdaq Listing Requirements

On July 30, 2008 Company completed the following transactions:

1.

The issuance and sale (the “Private Placement”) by the Company of 1,925,000 units of the Company (the “Units”) at a price of $1.00 per Unit. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant of the Company (a “Unit Warrant”), each Unit Warrant entitling the holder thereof to purchase one common share in the capital of the Company at a price of $1.50, subject to standard anti-dilution adjustments.

2.

Acquisition from Machineworks NorthWest LLC, a private company, (the “Asset Acquisition”) of the Ripp3D graphics engine for mobile games for a purchase price of $3.1 million US.  The Company will pay an upfront payment of $1.1 million consisting of $500,000 US cash and the issuance of  434,783 common shares of the Company valued at $1.15 US per share and will pay the balance over a period of 20 months. As part the Asset Acquisition, the Company also has acquired an option to purchase the MachineWorks Northwest mobile gaming business, exercisable until January 31, 2009.

As of the date of this Report on Form 6-K, the Company believes that it has regained compliance with the shareholders’ equity requirement for continued listing on The Nasdaq Capital Market.  The Company intends to file a pro forma balance sheet  in conjunction with the filing of its Second Quarter 2008 Interim Report showing compliance with the stockholders’ equity requirement of at least $2,500,000 for continued listing on the Nasdaq Capital Market.  The Nasdaq Hearings Panel will review the transactions entered into by the Company on July 30, 2008, the pro forma balance sheet and other information to be provided by the Company, and will make a determination regarding continued listing.   Although the Company expects that it will be able to demonstrate ongoing compliance with listing standards, the determination will be made in the discretion of the Nasdaq Hearings Panel and there can be no guarantee of success.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: July 31, 2008

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary